EXHIBIT 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

			August 4,
	Year ended		1999
	December 31,		through
			December 31,
	2001	2000	1999

	(in millions, except per share data)
Net income (loss) before extraordinary loss and cumulative effect of accounting change	$(715.0)	$88.6	$29.8
Less: Accretion of beneficial conversion feature of redeemable preferred stock	(13.1)	—	—
Less: Redeemable preferred dividends	(2.4)	(8.8)	(10.6)

Net income (loss) before extraordinary loss and cumulative effect of accounting change available for common stock	(730.5)	79.8	19.2
Extraordinary loss on debt prepayment	—	(17.5)	—
Cumulative effect of accounting change	(116.4)	—	—

Net income (loss) available for common stock	$(846.9)	$62.3	$19.2

Basic weighted average common shares outstanding	173.6	160.2	136.7
Add: Dilutive effect of stock options	—	5.4	7.9

Diluted weighted average common shares outstanding:	173.6	165.6	144.6

Earnings per share:
Basic:
Net income (loss) available for common stock before extraordinary loss and cumulative effect of accounting change	$(4.21)	$0.50	$0.14
Extraordinary loss on debt prepayment	—	(0.11)	—
Cumulative effect of accounting change	(0.67)	—	—

Net income (loss) available for common stock	$(4.88)	$0.39	$0.14

Diluted:
Net income (loss) available for common stock before extraordinary loss and cumulative effect of accounting change	$(4.21)	$0.49	$0.13
Extraordinary loss on debt prepayment	—	(0.11)	—
Cumulative effect of accounting change	(0.67)	—	—

Net income (loss) available for common stock	$(4.88)	$0.38	$0.13